June 18, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: John Stickel

RE:
World Racing Group, Inc.
Amendment No. 1 to Schedule 13E-3 filed May 28, 2009 by World Racing Group, Inc., Vicis Capital Master Fund and Vicis Capital LLC
File No. 005-79158

Amendment to Preliminary Schedule 14C filed May 28, 2009
File No. 000-18045

Dear Mr. Stickel:

We thank you for your comment letter dated June 8, 2009 (the “Comment Letter”) addressed to World Racing Group, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 2 to its Schedule 13E-3 (the “Amended Schedule 13E-3”).

Schedule 13E-3

Introduction, page 1

1.      We note that in the first paragraph, you define Vicis Capital Master Fund and Vicis Capital LLC together as "Vicis" and on page 2 of your filing you define Vicis Capital LLC as "Vicis" and Vicis Capital Fund as the "Fund." Please revise to rectify this discrepancy.

We have revised the Schedule 13E-3 to rectify the discrepancy, as noted by the Staff.

Prior Stock Purchases, page 2

2. We note your response to comment 8 and reissue. Please discuss, for example, what you mean by the "financial condition of the Company," the “then current market price of the Company's Common Stock," and the "other considerations." Please discuss the steps you took to ensure the "arms length" nature of the transaction.

We have revised the Schedule 13E-3 to address the Staff’s comment.  Please note that we deleted reference to “arms length” in the disclosure, as management believes that further disclosure to support the description would not improve the disclosure for the reader.  We have revised the disclosure to provide greater detail around the factors considered by management to determine that the transaction was fair to the Company and its shareholders.  In this regard, as the disclosure indicates, management believed that additional sources of financing were not available given the state of the capital markets during December 2008, and the Company’s history of losses, and therefore negotiated the best terms and conditions possible with an existing shareholder who was familiar with the Company’s financial condition and operations.  Management believes that the additional disclosure, together with its responses to the Staff’s comments set forth above, addresses the concerns of the Staff, and provides full disclosure regarding the factors considered by management to determine the number of shares of Common Stock offered in connection with the Series A Stock financing.

3. We note your response to comment 9 and reissue the comment. Please disclose the average purchase price of your Common Stock for each quarter during which Vicis' purchases in 2008 occurred. Refer to Item 1002(f) of Regulation M-A.

Additional disclosure has been added in response to the Staff’s comment.

4. We note your response to prior comment 14. You note that SDS Capital Group SPC Ltd., Trellus Management LLC, Matador, Inc. and Vicis "conferred" with BHP. You do not confirm, however, that such entities independently initiated contact with BHP to indicate that they wished to effect a written consent. Further, your disclosure on page 16 indicates that management circulated a draft form of written consent as early as February 7, 2009 and that BHP contacted certain shareholders thereafter. Given these facts, it would appear that the company, through BHP, engaged in a partial solicitation of proxies. Accordingly, the exemption included in Rule 14a-2(b)(2) would not apply to the solicitations done on behalf of the company. Please refile on a Schedule 14A or advise.

The Company has re-filed the Information Statement as a Proxy Statement on Schedule 14A in response to the Staff’s concerns as reflected in its comment.

Financial Information, page 5

5. We note your response to comment 13 and your assertion that the $58,000 amount necessary to finance the transaction is "clearly immaterial." We also note that on page 26 of your Schedule 14C you state that after the Reverse Stock Split you will have decreased working capital which may have a material effect on your capitalization, liquidity, results of operation and cash flow. Please reconcile the apparent discrepancy in these statements or advise.

We have revised the disclosure under “Financing of the Reverse Stock Split” on page 32 of the Proxy Statement.

Schedule 14C

Reasons for and Purposes of the Reverse Stock Split page 9

6. We note your response to comment 26 and reissue in part. Please identify all of the intangible costs of being a public company you deem material, rather than listing only a couple and stating that these are "among others."

We deleted reference to “among others” in response to the Staff’s comment.  In management’s view, the competitive factors disclosed, together with the management time devoted to maintaining the public company, represent the only material intangible costs referred to in the Proxy Statement.

7. Please further explain why the benefits of being a public company were available to you when you began operations and are not available to you now.

    Additional disclosure has been added in response to the Staff’s comment.

8. Please quantify the estimated costs to you of complying with Section 404(b) of the Sarbanes-Oxley Act, which you state is anticipated to add "significantly" to your costs and burdens of remaining a public company.

Additional disclosure has been added in response to the Staff’s comment.

Background of the Reverse Stock Split page 13

9. We note your discussion on page 15 regarding Burnham Hill Partners LLC, Please disclose any interest or benefit that Burnham Hill Partners LLC has in this transaction, including all compensation paid in connection with soliciting consents from shareholders. Please identify the Senior Managing Director, Please also provide a summary of all material terms of any compensation agreement or arrangement you have with Burnham Hill Partners. Refer to Item 1009 of Regulation M-A. Please make conforming changes to the disclosure provided in response to Item 14 of Schedule 13e-3.

The identity of the Senior Managing Director of Burnham Hill Partners LLC (“BHP”) has been disclosed in response to the Staff’s comment.  In addition, we have disclosed BHP’s lack of any interest in the transaction, as well as the absence of any payment to BHP, since BHP was not engaged to assist or facilitate the Reverse Stock Split, or paid any separate consideration in connection with its involvement in the Reverse Stock Split, or for obtaining or otherwise soliciting the consents.

10. We note your response to comment 27 and reissue. Please revise to describe the deliberative process management took to determine a 101-1 ratio, including whether either management or the Board considered an alternative ratio that would have enabled more unaffiliated security holders to retain an ownership interest. Please explain how this ratio, as opposed to all other ratios considered, balances your desire to "reduce the number of record stockholders," to "minimize the cost of the Reverse Stock Split," and to minimize the "impact on unaffiliated shareholders."

Additional disclosure has been added in response to the Staff’s comments.

11. Similarly, describe alternative price ranges that were discussed by management and explain how the price chosen balances your desire to minimize the cost of the Reverse Stock Split as well as to minimize the impact on unaffiliated shareholders.

Additional disclosure has been added in response to the Staff’s comments.

12. We note your response to comment 36 and reissue in part. Please revise to clarify that the Board did not undertake a balance sheet and liquidation analysis.

Additional disclosure has been added in response to the Staff’s comment.  It should be noted that the analysis conducted by management and the Board was a summary analysis, as an extensive analysis was not required to yield the result that the transaction was fair to shareholders.

13. We note your response to comment 37 and reissue. Please explain how, in light of the "extremely limited liquidity" of your stock, shareholders could either sell or buy your shares over the OTC Bulletin Board in anticipation of the Reverse Stock Split.

We do not believe that the disclosure set forth in the Proxy Statement is inconsistent.  In this regard, in the event a shareholder desired to increase their ownership to more than 101 shares, they would place a bid to purchase.  They would likely find a seller, provided the offer was in excess of the current fair market value, or $0.04.  The current volume, reflecting the current “extremely limited liquidity”, suggests a lack of interest by either buyers or sellers at the current price quoted on the OTC Bulletin Board.  If there were buyers interested in buying, they could do so, and sellers would surely come into the market to meet the demand if the offer was equal to, or exceeded the offer price quoted on the OTC Bulletin Board.  Liquidity is currently limited only because, at the current quoted offer price, there is apparently little interest by buyers, whether new or current stockholders.  If current stockholders wanted to buy in order to preserve their investment in the Company, they would likely find available stock provided they were willing to meet the offer price currently quoted on the OTC Bulletin Board, thereby creating volume and therefore liquidity that is current absent.

Conversely, prior to the announcement of the Reverse Stock Split, sellers desiring to sell their shares in any significant quantity, because of the limited liquidity, would drive down the bid price of the Company’s Common Stock, given the limited number of buyers at the current quoted price of the shares.  The announcement of the Reverse Stock Split provides additional material information for consideration by shareholders who may elect to participate in the Reverse Stock Split, and receive $0.10 per share for their fractional interests, rather than sell at the current market price.

While the Company does not believe that the disclosure is inconsistent, we have nevertheless deleted any reference to the limited liquidity as a consideration by the Board, in response to the Staff’s comment.

14. Please relocate the fairness section discussion such that it appears before the tax consequences section.

We have relocated the tax consequences section so that it follows the fairness section discussion, as requested by the Staff.

Absence of a Fairness Opinion, page 21

15. We note your response to comment 38 and reissue in part. Clarify your disclosure to state, if true, that the Board did not take any steps to investigate the cost of obtaining a fairness opinion for this transaction.

Additional disclosure has been added in response to the Staff’s comment.

Vote Required, page 24

16. We reissue prior comment 40. Provide support for the revised disclosure. Specifically address whether consideration was given to shareholders' actions given the potential significance of a going private transaction to such shareholders.

Additional disclosure has been added in response to the Staff’s comments.

Costs of the Reverse Stock Split, page 26

17. Please disclose any costs associated with engaging Burnham Hill Partners LLC to provide services related to the going private transaction.

BHP was not engaged to provide services related to the going private transaction.  BHP provides investment banking services to the Company, and is an advisor to the Company in matters relating to financing, restructuring, operations, and related matters.  BHP’s only involvement or interest in the Reverse Stock Split was to act as an informal liaison with certain of the Company’s significant stockholders.  As a result, no additional disclosure is proposed.

Interests of Certain Persons, page 27

18. We note that you estimate that you will pay Disclosure Law Ciroup approximately $15,000 in legal fees. Please reconcile this number with the $25,000 budget item on page 26 that you have attributed to "Legal Fees."

The estimate in the table is the budgeted amount, estimated at the time of the initial filing of the Information Statement, while the amount set forth under “Interests of Certain Persons” was the estimate at the time of filing the amendment.  Both amounts have been revised, in response to the Staff’s comments, based on the current estimate of the anticipated legal fees.

Financial Statements, page 29

19. We reissue prior comment 45 in part. Please disclose all of the summary financial information for fiscal years 2007 and 2008. Also, present the ratio of earnings to fixed charges as a ratio.

Additional disclosure has been added in response to the Staff’s comments.

20. We note your response to prior comment 47. In light of Vicis' execution of a written consent effecting the going private transaction and its inclusion as a filing person in the going private transaction, it would appear that Vicis is a participant in a transaction having the purpose or effect of changing or influencing control. See Rule 13d-l(e)(l)(i). Accordingly, we disagree with your conclusion that Vicis remains eligible to file on a Schedule 13G. Please refer to Rule 13d-l(g) and file an amendment on Schedule 13D.

Vicis has filed an amendment on Schedule 13D in response to the Staff’s comments.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (310) 242-5699 with any questions or additional comments.  Thank you for your review and consideration.

Very truly yours,

DISCLOSURE LAW GROUP

By: /s/  Daniel W. Rumsey
      Daniel W. Rumsey

cc:   Mr. Brian M. Carter, Chief Executive and Financial Officer,
       World Racing Group, Inc.
       Hoyt R. Stastney, Quarles & Brady LLP